Filed Pursuant to Rule 433
Registration No. 333-161940
May 19, 2010
PRICING TERM SHEET

Issuer:	Appalachian Power Company
Security:	3.40% Senior Notes, Series S, due 2015
Principal Amount:	$300,000,000
Maturity:	May 24, 2015
Coupon:	3.40%
Interest Payment Dates:	May 24 and November 24 of each year
First Interest Payment Date:	November 24, 2010
Treasury Benchmark:	2.50% due April 2015
Treasury Price:	101-29¼
Treasury Yield:	2.09%
Reoffer Spread:	T+137 basis points
Yield to Maturity:	3.46%
Price to Public:	99.727%
Redemption Terms:
Make-whole call:	At any time at a discount rate of the Treasury Rate plus 30 basis points
Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC UBS Securities LLC Wells Fargo Securities, LLC
Co-Managers:	BBVA Securities Inc. Citigroup Global Markets Inc. Mitsubishi UFJ Securities (USA), Inc.
Settlement Date:	May 24, 2010 (T+3)
CUSIP:	037735 CQ8
Ratings:	Baa2 (stable outlook) by Moody’s Investors Service, Inc. BBB (stable outlook) by Standard & Poor’s Ratings Services BBB (stable outlook) by Fitch Ratings Ltd.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037, UBS Securities LLC toll free at 1-877-827-6444 (ext. 561-3884), and Wells Fargo Securities, LLC toll free at 1-800-326-5897.